Page 1 of 6 Pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              CARNEGIE GROUP, INC.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                   143497105
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                                 (CUSIP Number)

                          Mark G. Schoeppner, President
                      Quaker Capital Management Corporation
                           401 Wood Street, Suite 1300
                              Pittsburgh, PA 15222
                                 (412) 281-1948
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 4, 1998
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



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                                                               Page 2 of 6 Pages

                                  Schedule 13D


1.    NAME OF REPORTING PERSON                   Quaker Capital Partners I, L.P.
                                               ---------------------------------
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                                                       ---------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) /   /
                                                                       (b) / X /

3.    SEC USE ONLY

4.    SOURCE OF FUNDS                     WC
                        ---------------------------------------------

5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                       /   /

6.    CITIZENSHIP OR PLACE OF ORGANIZATION          Delaware
                                              ----------------------

      NUMBER OF         7.  SOLE VOTING POWER       384,200
                                              -----------------------

      SHARES
      BENEFICIALLY      8.  SHARED VOTING POWER                             0
      OWNED BY                                                   ---------------
      EACH              9.  SOLE DISPOSITIVE POWER                    384,200
      REPORTING                                                  ---------------
      PERSON WITH 10.  SHARED DISPOSITIVE POWER                             0
                                                                 ---------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON                                                          384,200
                                                                 ---------------

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                               /   /

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   5.9%
                                                                           -----

14.    TYPE OF REPORTING PERSON                PN
                                -----------------------------------


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                                                               Page 3 of 6 Pages


Item 1.     Security and Issuer

      This Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Carnegie Group, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at Five PPG Place, Pittsburgh, Pennsylvania 15222.

Item 2.     Identity and Background

      This Schedule 13D is being filed by Quaker Capital Partners I, L.P., a Delaware limited partnership (the "Reporting Person"). The principal executive offices of the Reporting Person are located at The Arrott Building, 401 Wood Street, Suite 1300, Pittsburgh, Pennsylvania 15222. The Reporting Person is engaged in the business of investing in equity securities.

      The general partner of the Reporting Person is Quaker Premiere, L.P., a Delaware limited partnership ("Premiere"). Premiere's principal executive offices are located at The Arrott Building, 401 Wood Street, Suite 1300, Pittsburgh, Pennsylvania 15222. Premiere's principal business activity is serving as the general partner of the Reporting Person. The general partner of Premiere is Quaker Capital Management Corporation, a Pennsylvania corporation and a registered Investment Advisor under Section 203 of the Investment Advisors Act of 1940 ("Quaker"). Quaker provides investment management services. The principal executive offices of Quaker are located at The Arrott Building, 401 Wood Street, Suite 1300, Pittsburgh, Pennsylvania 15222.

      Mark G. Schoeppner is the President of Quaker, and is the sole executive officer and director of Quaker. Mr. Schoeppner's current business address is The Arrott Building, 401 Wood Street, Suite 1300, Pittsburgh, Pennsylvania 15222. Mr. Schoeppner is a United States citizen. Premier, Quaker and Mr. Schoeppner are collectively referred to herein as the "Controlling Parties."

      During the last five years, neither the Reporting Person nor any of the Controlling Parties has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      During the last five years, neither the Reporting Person nor any of the Controlling Parties has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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                                                               Page 4 of 6 Pages

Item 3.     Source and Amount of Funds or Other Consideration

      On August 4, 1998, the Reporting Person purchased 212,700 shares of Common Stock of the Issuer for $598,233.75 in cash, all of which was obtained from working capital of the Reporting Person.

Item 4.     Purpose of Transaction

      The shares of Common Stock purchased by the Reporting Person have been acquired for investment purposes. Depending upon the Reporting Person's continual evaluation of the Issuer's business, operations and prospects, and future developments, the Reporting Person may take actions that the Reporting Person deems advisable, including, without limitation, disposing of any or all of the shares of Common Stock presently owned by it, or acquiring additional shares of Common Stock from time to time. The Reporting Person may from time to time seek to meet with representatives of the Issuer in order to discuss the business and prospects of the Issuer, and may make recommendations to management of the Issuer. At the date of this Schedule 13D, the Reporting Person has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer

      The Reporting Person directly owns 384,200 shares of Common Stock, constituting approximately 5.9% of the outstanding shares of Common Stock of the Issuer (based upon the 6,539,866 shares of Common Stock of the Issuer outstanding on April 30, 1998 as reported in Amendment No. 1 to the Company's Quarterly Report on Form 10-Q/A for the quarter ended March 31, 1998). Subject to the following paragraph regarding the Controlling Parties' relationship with the Reporting Person, the Reporting Person has the sole power to vote and the sole power to dispose of the 384,200 shares of Common Stock of the Issuer owned by it.

      By virtue of its position as the general partner of the Reporting Person, Premiere may be deemed to beneficially own all of the shares of Common Stock of the Issuer directly owned by the Reporting Person. By virtue of its position as the general partner of Premiere, Quaker also may be deemed to beneficially own all of the shares of Common Stock of the Issuer directly owned by the Reporting Person. Mr. Schoeppner, as the sole executive officer and director of Quaker, also may be deemed to beneficially own all of the shares of Common Stock of the Issuer directly owned by the Reporting Person. Accordingly, the Controlling Parties ultimately direct the Reporting Person with respect to voting and disposition of the shares of Common Stock of the Issuer owned by the Reporting Person.

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                                                               Page 5 of 6 Pages

      Except as specifically described in this Schedule 13D, none of the Controlling Parties beneficially owns any shares of the Common Stock of the Issuer.

      In addition to the shares of Common Stock acquired by the Reporting Person on August 4, 1998 as described above, the Reporting Person has purchased a total of 75,500 shares of Common Stock within the past 60 days as set forth below. All of the following purchases were made with cash.

     Date of Purchase           Number of Shares        Total Purchase Price

      June 10, 1998                  8,500                   $29,616.25
      June 10, 1998                  10,000                  $36,265.00
      June 11, 1998                  10,000                  $33,140.00
      July 15, 1998                  10,000                  $34,390.00
      July 20, 1998                  25,000                  $87,515.00
      July 23, 1998                  12,000                  $40,515.00


      No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares described in this Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Neither the Reporting Person nor any of the Controlling Parties has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to Be Filed as Exhibits.

      Not applicable.



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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                              QUAKER CAPITAL PARTNERS I, L.P.

                              By:  Quaker Premiere, L.P., its general
                                     partner
                                    By:  Quaker Capital Management
                                           Corporation,
                                           its general partner

                              By:   /s/Mark G. Schoeppner
                                    -----------------------------------
                                    Mark G. Schoeppner
                                    President

Date:  August 12, 1998